                                                       EXHIBIT 1

[Clark Financial Group Letterhead]

October 6, 2008

Mr. Robert Brill
Chairman
etrials Worldwide, Inc.
4000 Aerial Center Parkway
Morrisville, NC 27560

Dear Mr. Brill:

Thank you for inviting us to your August 14, 2008 board meeting held in your offices in New York City.  We believe the meeting and subsequent discussions over the past 45 days have been productive and helpful for both parties.

Specifically, we are encouraged by the company’s progress and board actions taken since our 13D filing on July 25, 2008, which were disclosed in the second quarter earnings release and subsequent company conference call on August 12, 2008.  The new contract bookings in the second quarter and related backlog growth, combined with a reduction in the net cash used during the quarter are indicative of favorable trends for the future.  We also noted that the board approved a new $1 million stock repurchase program, which is effective until June 30, 2009.  Finally, we appreciate your retaining an investment-banking firm to assist the company in evaluating strategic alternatives, communicating it more effectively with the capital markets and otherwise enhancing shareholder value.

We also recognize the work the board has done to help stabilize the company despite management changes. We are very encouraged by the board’s belief that the company and its current management team are performing well. We have already expressed our belief that a strategic merger with established, complementary eClinical industry companies could provide many favorable attributes to etrials. This may include additional experienced senior management, a broader platform to absorb the expenses of being a NASDAQ listed company, a solidified foundation from which to grow and innovate, a more stable financial position to present to customers and vendors while simultaneously expanding revenue and offering a much larger addressable market, technology offering and a customer base to facilitate growth in etrials’ market share.  Such a combination could facilitate a return to profitability in the near term and lead to substantial growth in 2009.  Accordingly, we appreciate the board’s consideration of the merger candidate we recommended at our meeting to see if it meets the above criteria. As I have explained to you previously, in the interest of full disclosure, Clark Financial Group has a consulting relationship with the proposed candidate and would receive a success fee in the event such a transaction is consummated in the future.
It is now up to the etrials board and management team with input from an investment banker, to review strategic alternatives available to the company to enhance shareholder value.  In addition, we would like you to know that we will be filing an amended Schedule 13D to indicate that we are no longer taking an active shareholder role with the company. However, in the interest of all shareholders we will be happy to help the board or the management in any way we can.

Very truly yours,

/s/ James W. Clark, Jr.
James W. Clark, Jr.
Managing Director